*KW 3/8

[redacted]

13013864

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

OMB APPROVAL	
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8 - 52942

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2012** (MM/DD/YY) AND ENDING **December 31, 2012** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sanford C. Bernstein & Co. , LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	**New York**	**10105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matt McGinnity **(914) 993-3288**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DD
3/9/13

OATH OR AFFIRMATION

I, Edward Farrell, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Sanford C. Bernstein & Co., LLC as of December 31, 2012 are true and correct. I further swear (or affirm), that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer.

PATRICIA D'ANGELO
Notary Public, State of New York
No. 01DA6209280
Qualified in Westchester County
Commission Expires July 27, 20 13

Signature

CFO
Title

2/25/13
Notary Public

This report contains (check all applicable boxes):

(x) Facing Page
(x) An Oath or Affirmation
(x) Statement of Financial Condition
(x) Statement of Income
(x) Statement of Changes in Member's Equity
(x) Statement of Cash Flows
( ) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(x) Computation of Net Capital
(x) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3
(x) Information for Possession or Control Requirements Pursuant to Rule 15c3-3
( ) A Reconciliation, including appropriate explanation, of the computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3
(x) Statement of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
( ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) A copy of the SIPC Supplemental Report
( ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7
(x) Supplementary Report of Independent Auditors on Internal Control

Sanford C. Bernstein & Co., LLC

(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition
December 31, 2012
(With Independent Auditor's Report Thereon)

pwc

Sanford C. Bernstein & Co., LLC

(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition
December 31, 2012
(With Independent Auditor's Report Thereon)

pwc

Independent Auditor's Report

To the Board of Directors and Member of
Sanford C. Bernstein & Co., LLC:

We have audited the accompanying statement of financial condition of Sanford C. Bernstein & Co., LLC, as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sanford C. Bernstein & Co., LLC at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2012

(dollars in thousands)

ASSETS

Cash and cash equivalents	$	213,757
Cash and securities segregated under Federal regulations		1,509,168
Receivables:		
Brokers and dealers		230,123
Customers (including officers)		937,856
Affiliates		1,965
Investments		78,242
Other assets		18,243
Total assets	**$**	**2,989,354**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	63,700
Customers (including officers)		2,561,579
Due to Parent		107,313
Due to affiliates		4,639
Bank overdrafts		933
Securities sold not yet purchased		63,838
Accrued compensation and benefits		2,780
Accrued expenses and other liabilities		8,876
Total liabilities		**2,813,658**
Commitments and contingencies *(Note 8)*		
Member's equity		175,696
Total liabilities and member's equity	**$**	**2,989,354**

The accompanying notes are an integral part of this financial statement.

(1) Business Description and Organization

Sanford C. Bernstein & Co., LLC (the "Company") is an indirect wholly-owned subsidiary of AllianceBernstein L.P. ("AllianceBernstein" or the "Parent"), which is majority owned by AXA, the holding company for an international group of insurance and related financial services companies. The Company was formed on October 2, 2000 as a result of the Parent's acquisition of the business including the assets and liabilities of SCB Inc., an investment research and management company formerly known as Sanford C. Bernstein Inc. ("Bernstein"). The Company is registered with the Securities Exchange Commission ("SEC") as a broker-dealer and an investment adviser, and is a regulated member of The New York Stock Exchange ("NYSE"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and other market centers and self-regulatory organizations. The Company provides brokerage and equity research services to institutions (including affiliates) and custodial services to individual and certain institutional advisory customers of AllianceBernstein. The Company also earns revenues in the form of underwriting fees, management fees and/or selling concessions from issuers of publicly-traded securities to which the Company provides equity capital market services. The Company incurs significant allocated expenses and derives a portion of its revenues from affiliates in performing these services. *See Note 9*, Related Party Transactions, for a discussion of these related party transactions.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company is a single member limited liability company ("LLC") with the Parent, a Delaware limited partnership, as the member.

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and money market accounts. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value.

(c) Bank overdrafts

Bank overdrafts represent outstanding checks for payments made on behalf of or to clients that have not yet been processed by the bank. As these checks are cleared through the bank the Company reduces the bank overdraft liability as well as reduces the cash and cash equivalent balance. The balance in this liability account does not represent insufficient funds.

(dollars in thousands unless otherwise noted)

(d) Brokerage Transactions

Customer securities transactions are recorded on a settlement date basis, with related commission income and expenses reported on a trade date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables; such collateral is not reflected in the financial statements. We have the ability by contract or custom to sell or re-pledge this collateral, and have done so at various times. As of December 31, 2012, the fair value of these securities re-pledged was $2.7 million; $356.3 million was available to be re-pledged.

(e) Collateralized Securities Transactions

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction and are included in receivables from and payables to brokers and dealers in the statement of financial condition. Securities borrowed transactions require the Company to deposit cash collateral with the lender. As of December 31, 2012, cash collateral on deposit with lenders was $102.3 million. With respect to securities loaned, the Company receives cash collateral from the borrower. As of December 31, 2012, cash collateral received from borrowers was $12.5 million. The initial collateral advanced or received approximates or is greater than the fair value of securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate. As of December 31, 2012, there is no allowance provision required for the collateral advanced.

As of December 31, 2012, the Company had $10.1 million of cash on deposit with clearing organizations for trade facilitation purposes. This amount is included in other assets on the statement of financial condition. In addition, as of December 31, 2012 the Company held U.S. Treasury Bills with value of $28.0 million in its investment account which are pledged as collateral with clearing organizations.

(f) Loss Contingencies

With respect to all significant litigation matters, AllianceBernstein and the Company consider the likelihood of a negative outcome. If AllianceBernstein or the Company determine the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the litigation. If the likelihood of a negative outcome is reasonably possible and the Company is able to determine an estimate of the possible loss or range of loss in excess of amounts already accrued, if any, the Company discloses that fact together with the estimate of the possible loss or range of loss. However, it is often difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages, the litigation is in its early stages, or when the litigation is highly complex or broad in scope. In such cases, the Company discloses that it is unable to predict the outcome or estimate a possible loss or range of loss.

(dollars in thousands unless otherwise noted)

(g) Long-term Incentive Compensation Plans

Employees of the Company are eligible to participate in several AllianceBernstein unfunded, non-qualified deferred compensation plans under which annual awards to employees are generally made in the fourth quarter.

Awards in December 2012 allowed participants to allocate their award between restricted AllianceBernstein Holding Units ("Holding Units") and deferred cash. Participants (except certain members of senior management) generally could allocate up to 50% of their awards to deferred cash, not to exceed a total of $250 thousand per award, and had until mid-January 2013 to make their elections. The number of restricted Holding Units issued equaled the remaining dollar value of the award divided by the average of the closing prices of a Holding Unit for a five business day period in January after participants made their election.

- Upon approval and communication of the dollar value of the 2012 awards in December 2012, the Company recorded a $12.9 million liability for the awards. This amount is included in due to parent as of December 31, 2012. In January, 2013, 647,068 restricted Holding Units were issued from AllianceBernstein's consolidated rabbi trust for these awards.
- AllianceBernstein engaged in open-market purchases of Holding Units, or purchased newly-issued Holding Units from AllianceBernstein Holding L.P., that were awarded to the participants and held them in a consolidated rabbi trust.
- Quarterly distributions on vested and unvested Holding Units are paid currently to participants, regardless of whether or not a long-term deferral election has been made.
- Interest on deferred cash is accrued monthly based on AllianceBernstein's monthly weighted average cost of funds.

During the fourth quarter of 2011, AllianceBernstein implemented changes to its employee long-term incentive compensation award program to ensure that its compensation practices are competitive, and to better align the costs of employee compensation and benefits with its current year financial performance and provide employees with a higher degree of certainty that they will receive the incentive compensation they are awarded. Specifically, AllianceBernstein amended all outstanding year-end long-term incentive compensation awards of active employees, so that employees who terminate their employment or are terminated without cause may retain their award, subject to compliance with certain agreements and restrictive covenants set forth in the applicable award agreement, including restrictions on competition and employee and client solicitation, and a claw-back for failing to follow existing risk management policies. Most equity replacement, sign-on or similar deferred compensation awards included in separate employment agreements or arrangements were not amended in 2011 to reflect these changes.

Awards granted in 2012 contained the provisions described above and we expect to add these provisions to long-term incentive compensation awards in future years.

(dollars in thousands unless otherwise noted)

Certain employees of the Company are eligible to participate in the compensatory option plans maintained by AllianceBernstein. In 2012, there were no options awarded to Company employees.

(h) Income Taxes

The Company is treated as a disregarded entity for tax purposes. The Parent, a private limited partnership, is not subject to federal or state corporate income taxes. However, the Parent and the Company are subject to a 4% New York City unincorporated business tax ("UBT"). Payments of the UBT are made by the Parent on behalf of the Company.

(i) Investments

Investments include United States Treasury Bills, exchange-traded options and other equity securities which are classified as trading. Trading investments are stated at fair value.

The Company also invests in limited partnership hedge funds sponsored and managed by AllianceBernstein. We use the equity method of accounting for investments in limited partnership hedge funds.

See Note 6 for a description of how the Company measures the fair value of investments.

(j) Debt

AllianceBernstein has a $1 billion committed, unsecured senior revolving credit facility (the "Credit Facility") with a group of commercial banks and other lenders which matures on January 17, 2007. The Credit Facility provides for possible increases in the principal amount by up to an aggregate incremental amount of $250 million, any such increase being subject to the consent of the affected lenders. The Credit Facility is available for AllianceBernstein's and the Company's business purposes, including the support of AllianceBernstein's $1 billion commercial paper program. Both AllianceBernstein and the Company can draw directly under the Credit Facility and management expects to draw on the Credit Facility from time to time. AllianceBernstein has agreed to guarantee the obligations of the Company under the Credit Facility.

As of December 31, 2012, the Company had no amounts outstanding under the Credit Facility. During 2012, the Company did not draw upon the Credit Facility.

In addition, the Company has five uncommitted lines of credit with four financial institutions. AllianceBernstein guarantees four of these uncommitted lines of credit with three of the financial institutions. Two of these lines of credit permit the Company to borrow up to an aggregate of approximately $200 million while three lines have no stated limit.

As of December 31, 2012, the Company had no uncommitted bank loans outstanding. The average daily borrowings of uncommitted bank loans during 2012 were $18.1 million with a weighted average interest rate of approximately 1.3%. In May 2012, AllianceBernstein was named an additional borrower under a $100 million uncommitted line of credit of the Company. In January 2013, AllianceBernstein was named an additional borrower on a second $100 million uncommitted line of

(dollars in thousands unless otherwise noted)

credit of the Company. The Company does not guarantee the debt of AllianceBernstein in any of the lines.

(k) Subsequent Events

We evaluated subsequent events through February 27, 2013, the date the financial statement is available to be issued.

(3) Securities and Cash segregated under Federal Regulations

As of December 31, 2012, $1,509,168 (cost of $1,509,018) of United States Treasury Bills were segregated in a special reserve bank custody account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended ("Exchange Act").

(4) Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers as of December 31, 2012 consist of the following:

	Receivables	Payables
Deposits for securities borrowed/loaned	$ 102,329	$ 12,517
Prime broker receivables/payables	1,815	491
Mutual fund clearing receivables	73,923	-
Commission sharing agreement payables	-	5,265
Receivables/payables on unsettled trades	40,748	37,812
Securities failed-to-deliver/receive	11,308	7,615
	$ 230,123	**$ 63,700**

(5) Investments

As of December 31, 2012, investments consist of:

Trading:	
United States Treasury Bills	$ 27,982
Equity securities	33,850
Long exchange-traded options	15,087
Investments in limited partnerships hedge funds	1,183
Other (cost basis)	140
	$ 78,242

As of December 31, 2012, United States Treasury Bills of $27,982 (cost of $27,976) were held in the Company's investment account and are pledged as collateral with clearing organizations.

The following is a summary of the cost and fair value of trading investments held as of December 31, 2012:

(dollars in thousands unless otherwise noted)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Trading:				
United States Treasury Bills	$ 27,976	$ 6	$ -	$ 27,982
Equity investments	34,136	-	286	33,850
Long exchange-traded options	13,506	1,581	-	15,087
	$ 75,618	**$ 1,587**	**$ 286**	**$ 76,919**

(6) Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three broad levels of fair value hierarchy are as follows:

- Level 1 – Quoted prices in active markets are available for identical assets or liabilities as of the reported date.
- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.
- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Money markets	$ 80,000	$ -	$ -	$ 80,000
U.S. Treasury bills	-	1,537,150	-	1,537,150
Equity securities[(1)]	33,850	-	-	33,850
Long exchange-traded options	15,087	-	-	15,087
Total assets measured at fair value	**$ 128,937**	**$ 1,537,150**	**$ -**	**$ 1,666,087**
Securities sold not yet purchased				
Short equities-corporate	$ 54,370	$ -	$ -	$ 54,370
Short exchange-traded options	9,197	-	-	9,197
Other	271	-	-	271
Total liabilities measured at fair value	**$ 63,838**	**$ -**	**$ -**	**$ 63,838**

(1) Primarily long positions in corporate equities traded through our options desk.

Following is a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

- Money markets: We invest excess cash in a money market fund that is valued based on quoted prices in active markets; this is included in Level 1 of the valuation hierarchy.
- U.S. Treasury bills: We hold United States Treasury bills, which are primarily segregated in a special reserve bank custody account as required by Rule 15c3-3 of the Exchange Act. These are valued based on quoted yields in secondary markets and are included in Level 2 of the valuation hierarchy.
- Equity securities: Our equity securities consist principally of long positions in corporate equities (traded through our options desk) with quoted prices in active markets, which are included in Level 1 of the valuation hierarchy
- Options: The Company holds long exchange-traded options that are included in Level 1 of the valuation hierarchy.
- Securities sold not yet purchased: Securities sold but not yet purchased, primarily reflecting short positions in equities and exchange-traded options, are included in Level 1 of the valuation hierarchy.

Assets Measured at Fair Value on a Nonrecurring Basis

There were no impairments recognized for long-lived assets as of December 31, 2012.

US GAAP requires disclosure of the estimate fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include cash and cash equivalents, receivables from brokers and dealers, receivables from customers and affiliates, other assets, payables to brokers and dealers, payables to customers, due to affiliates and parent, bank overdrafts and accounts payable. They are all considered Level 1 financial assets and liabilities.

(7) Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effect of significant items comprising the net deferred tax asset is as follows:

(dollars in thousands unless otherwise noted)

Deferred tax asset:	
Differences between book and tax basis:	
Deferred compensation plans	$825
Net deferred tax asset	$825

The deferred tax asset is included in other assets. Management has determined that realization of the deferred tax asset is more likely than not based on anticipated future taxable income.

(8) Commitments and Contingencies

Legal proceedings

The Company is involved in various matters, including regulatory inquiries, administrative proceedings and litigation, some of which allege substantial damages. Management, after consultation with legal counsel, currently believes that the outcome of any matter that is pending or threatened, or all of them combined, will not have a material adverse effect on the Company's results of operations, financial condition or liquidity. However, as any inquiry, proceeding or litigation has an element of uncertainty, management cannot determine whether further developments relating to any matter that is pending or threatened, or all of them combined, will have a material adverse effect on the Company's results of operations, financial condition or liquidity in any future reporting period.

(9) Related Party Transactions

Receivables from officers and payables to officers at December 31, 2012 of $10,013 and $177, respectively, represent brokerage cash accounts of principal officers of the Company and the Parent.

The Company utilizes the Parent's advisory services for the management of discretionary accounts and, as such, is liable to the Parent for these services. The Company earns investment management fees from its customers and remits the full amount of these fees to the Parent. Included in the balance of receivables from customers as of December 31, 2012, was $2,044 of investment management fees.

At December 31, 2012 due to Parent also includes a loan from the Parent in the amount of $80 million. Interest rates charged on these borrowings are at the option of the Parent and is a floating rate based on the federal funds rate. As of December 31, 2012, the interest rate was 0.32%. Average daily borrowings from the Parent during 2012 were $101.8 million with a weighted average interest rate charged of 0.32%.

The Company maintains an introducing broker agreement with Sanford C. Bernstein Limited ("SCBL"), an affiliate located in the United Kingdom. Accordingly, the Company receives from SCBL a percentage of the revenues generated by executions of European securities by SCBL for the Company's customers. In addition, the Company pays SCBL a percentage of revenues generated by executions of U.S. securities by SCBL for the Company's customers. Receivables from affiliates as of December 31, 2012 included a net balance of $1,461 due from SCBL for these transactions.

(dollars in thousands unless otherwise noted)

In 2011 the Company entered into a clearing agreement with Sanford C. Bernstein (Hong Kong) Limited ("SCB HK"). Accordingly, SCB HK engaged the Company to act as an agent in providing clearing and settlement services. The Company executes orders for the proprietary and customer accounts of SCB HK, but only in securities listed or traded on markets in North or South America. The Company also performs the cashiering functions associated with these activities which include but are not limited to the receipt, deliver and transfer of securities purchased, sold, borrowed and loaned and the associated receipt and distribution of payments thereof. Payables to affiliates as of December 31, 2012 included a net balance of $3,404 due to SCB HK for these transactions.

Certain employees of the Company participate in an unfunded, non-qualified incentive compensation program maintained by AllianceBernstein. Aggregate awards made to these plans by AllianceBernstein on behalf of the employees of the Company for 2012 were $12.9 million.

The Company also awarded 26 thousand restricted Holding Units in connection with certain employment and separation agreements with vesting schedules ranging between two and five years.

Employees of the Company are eligible to participate in a 401(k) plan maintained by AllianceBernstein. Employer contributions are discretionary and generally limited to the maximum amount deductible for federal income tax purposes.

(10) Net Capital Requirement

As a broker-dealer and member organization of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, equal the greater of $1.0 million or two percent of aggregate debit items arising from customer transactions, as defined. As of December 31, 2012, the Company had net capital of $144,369 which was $125,861 in excess of the minimum net capital requirement of $18,508. Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, FINRA and other securities agencies.

(11) Risk Management

(a) Customer Activities

In the normal course of business, the Company's brokerage activities involve the execution, settlement and financing of various customer securities trades, which may expose the Company to off-balance sheet risk by requiring the Company to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements. These transactions are collateralized by cash or securities in the customer's account. In connection with these activities, the Company may execute and clear customer transactions involving the sale of securities not yet purchased. The Company seeks to control the risks associated with margin transactions by requiring customers to maintain collateral in compliance with the aforementioned regulatory

and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral, or reduce positions, when necessary. A majority of the Company's customer margin accounts are managed on a discretionary basis whereby the Parent maintains control over the investment activity in the accounts. For these discretionary accounts, the Company's margin deficiency exposure is minimized through maintaining a diversified portfolio of securities in the accounts and by virtue of the Parent's discretionary authority and the Company's role as custodian.

The Company may enter into forward foreign currency contracts on behalf of accounts for which the Company acts as custodian. The Company minimizes credit risk associated with these contracts by monitoring these positions on a daily basis, as well as by virtue of the Parent's discretionary authority and the Company's role as custodian.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not expected to have a material adverse effect upon the Company's financial condition or results of operations.

(b) Other Counterparties

The Company is engaged in various brokerage activities on behalf of clients, including SCB HK, in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, each counterparty's credit worthiness.

In connection with security borrowing and lending arrangements, the Company enters into collateralized agreements, which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Security borrowing arrangements require the Company to deposit cash collateral with the lender. With respect to security lending arrangements, the Company receives collateral in the form of cash in amounts generally in excess of the market value of the securities loaned. The Company minimizes credit risk associated with these activities by establishing credit limits for each broker and monitoring these limits on a daily basis. Additionally, security borrowing and lending collateral is marked to market on a daily basis, and additional collateral is deposited by or returned to the Company as necessary.

(c) Market Risk

Market risk is defined as the exposure to adverse changes in the market value of a portfolio due to the change in the values of various risk factors. The four standard market risk categories are equity, interest rate, currency and commodity. The associated market risks relate to changes in stock prices, interest rates, foreign exchange rates, commodity prices and/or their implied volatilities when derivative financial instruments reside in the portfolios.

In the course of facilitating institutional customer orders, the company will engage in principal trading transactions that result in market risk exposures. Firm trading positions are only taken in listed equities and options and are generally hedged with similar securities. The company manages the market risks associated with these activities through a variety of risk measures and techniques, by establishing limits and by monitoring exposures and limits on a daily basis (including intra-day). All positions are valued at fair value (*See Note 6, Fair Value*) based on exchange prices

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